SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2005
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

- Press Release dated September 15, 2005.
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:
- Press Release dated September 15, 2005.

Press Release
ENEL SELLS CASSA DEPOSITI E PRESTITI 29.99% OF TERNA FOR €1,315 MILLION
Rome, September 15, 2005 — Enel S.p.A. (Enel) today sold Cassa depositi e prestiti S.p.A (CDP) 29.99% of Terna S.p.A. (Terna) — equal to 599,999,999 shares — for €1,315 million, with the price being set on the basis of the criteria established in the contract signed on May 23 last.
The contract was executed after the calling of the Terna Shareholders’ Meeting to elect a new the Board of Directors, to be held at the start of November this year in conjunction with the unification of ownership and operation of the national transmission grid under Terna.
The consideration, equal to €2.192 per Terna’s share, which is essentially in line with the stock’s current market price, generated a consolidated capital gain of about €830 million for Enel.
Following the transaction, Enel continues to hold 122,838,001 Terna shares, equal to 6.14% of the company’s share capital. The stake is expected to contract further (to about 5%) following the vesting in December 2005 of the bonus share options held by those who purchased Terna shares in its IPO in June 2004.
With the exception of the shares allocated to the bonus share distribution, CDP and Enel have agreed to a mutual lock-up of their Terna shares for 180 days from today.
Fulvio Conti, Enel’s CEO, said, “I am pleased with the positive conclusion of the Terna sale to CDP according to the timetable and terms set forth by current regulations. Italy becomes thus the forerunner in Europe in the liberalization of the electricity market since full independence of the national transmission grid ensures equal access to such market to any electricity operator”.
Salvatore Rebecchini, Chairman of the CDP Board of Directors, remarked: “The acquisition of the investment in Terna is a major strategic development for us because, in line with the

CDP’s mission, it will contribute to carrying out infrastructure investments essential to Italy’s growth and consolidate the liberalisation of the electricity industry decided by Parliament”.
On the basis of the consolidated figures approved by its Shareholders’ Meeting on April 1, 2005, in 2004 Terna posted revenues of €1,023 million, EBITDA of €683 million, EBIT of €512 million and net income of €236 million.
In negotiating the agreement, CDP retained UBM — UniCredit Banca Mobiliare and UBS Corporate Finance Italia S.p.A. as financial advisors and Gianni, Origoni, Grippo & Partners as legal advisors.
Mediobanca and Goldman Sachs (global coordinators for Terna’s IPO in June 2004) assisted Enel as independent experts in assessing the fairness of the price agreed for the sale.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
	By:	/s/ Avv. Claudio Sartorelli
		Name:	Avv. Claudio Sartorelli
		Title:	Secretary of Enel Società per Azioni

Dated: September 15, 2005